Exhibit 99.1

Certificate of Amalgamation Loi canadienne sur les sociétés par actions Canada Business Corporations Act Certificat de fusion LAKE SHORE GOLD CORP. 802851-6 Corporate name / Dénomination sociale Corporation number / Numéro de société Marcie Girouard Date of Amalgamation (YYYY-MM-DD) Date de fusion (AAAA-MM-JJ) Director / Directeur 2012-01-01 JE CERTIFIE que la société susmentionnée est issue d'une fusion, en vertu de l'article 185 de la Loi canadienne sur les sociétés par actions, des sociétés dont les dénominations apparaissent dans les statuts de fusion ci-joints. I HEREBY CERTIFY that the above-named corporation resulted from an amalgamation, under section 185 of the Canada Business Corporations Act, of the corporations set out in the attached articles of amalgamation.

Item 3 — Description of Shares

Unlimited number of common shares.

Item 4 — Restrictions on Share Transfers

None.

Item 6 — Restrictions on Business

None.

Item 7 — Other Provisions

Without in any way restricting the powers conferred upon the Corporation or its board of directors by the Canada Business Corporation Act, as now enacted or as the same may from time to time be amended, re-enacted or replaced, the board of directors may from time to time, without authorization of the shareholders, in such amounts and on such terms as it deems expedient:

(a)                                 borrow money upon the credit of the Corporation;

(b)                                 issue, re-issue, sell or pledge debt obligations of the Corporation;

(c)                                  subject to the provisions of the Canada Business Corporations Act, as now enacted or as the same may from time to time be amended, re-enacted or replaced, give a guarantee on behalf of the Corporation to secure performance of an obligation of any person; and

(d)                                 mortgage, hypothecate, pledge or otherwise create a security interest in all or any property of the Corporation owned or subsequently acquired, to secure any obligation of the Corporation.

The board of directors may from time to time delegate to a director, a committee of directors or an officer of the Corporation any or all of the powers conferred on the board as set out above, to such extent and in such manner as the board shall determine at the time of such obligation.

Except in the case of any class or series of shares of the Corporation listed on a stock exchange, the Corporation shall have a lien on the shares registered in the name of a shareholder or his legal representative for a debt of that shareholder to the Corporation.

Between annual and general meetings of the Corporation, the directors of the Corporation may appoint one or more additional directors to serve until the next annual and general meeting but the number of additional directors shall not at any time exceed one-third of the number of directors who held office at the expiration of the last annual and general meeting.